January 16, 2009

VIA EDGAR/US MAIL

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Attention: Heather Clark

Re:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 22, 2008; File No. 1-32999

Dear Ms. Clark:

This letter responds to the written comments received from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 24, 2008 regarding the annual report on Form 10-K of Fuel Systems Solutions, Inc. (“Fuel Systems” or the “Company”) for the fiscal year ended December 31, 2007. Thank you for the January 6, 2008 phone message allowing the Company to respond to the Staff’s written comments on or prior to January 16, 2009. The responses below correspond to the captions and numbers of the comments in your letter which are reproduced below in bold.

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2. Restatement of Consolidated Financial Statements, page F-15

1.	We note from the disclosures provided in Notes 2 and 19, that the company has restated certain of its financial statements for 2005, 2006 and 2007 due to its identification of certain errors relating to capitalizing certain labor and overhead costs associated with the build-up of inventory at some of the company’s foreign subsidiaries for the year ended December 31, 2005. We also note that the impact of the correction, net of taxes, decreased the company’s net loss by $.7 million for the year ended December 31, 2005.

United States Securities &

Exchange Commission

January 16, 2009

In this regard, please explain why the correction of this error in 2005 also impacted the company’s consolidated balance sheet at December 31, 2006, and its balance sheets as of the end of the quarters ended March 31, 2006 and 2007, June 30, 2006 and 2007, and September 30, 2006 and 2007, but did not impact the company’s results of operations in any of these other periods as the disclosures provided in Notes 2 and 19 imply.

Response:

After identifying the errors relating to capitalizing labor and overhead costs associated with the build-up of inventory at some of the Company’s foreign subsidiaries, we reviewed the effect of those errors on our financial statements for the years ended December 31, 2005 and December 31, 2006 and the quarters ended March 31, 2006 and 2007, June 30, 2006 and 2007 and September 30, 2006 and 2007 both on a quantitative and qualitative basis.

The basis for our review of the effect of the errors was guidance from Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). Based on our review, we concluded the errors themselves were not material to any of the Company’s financial statements within any quarterly or annual reporting period during fiscal years 2005, 2006 or 2007. However, correcting the errors from the year ended December 31, 2005 in our fourth quarter 2007 financial statements would have resulted in a material change in our results for the fourth quarter of 2007. In accordance with SAB 108, since the errors from 2005 were material to the results for the fourth quarter of 2007, we restated our results of operations for the year ended December 31, 2005 to correct the errors for that period even though the errors were not material to that period. We recorded all of the changes necessary to correct the errors for fiscal years 2006 and 2007 into our financial statements for the fourth quarter of 2007 without a material effect to our financial statements for that quarter. The impact of the correction of errors in the fourth quarter is noted as a fourth quarter adjustment in Note 19 in footnote (a) to the table at the top of page F-51.

The restatement of our statement of operations figures for the year ended December 31, 2005 affected amounts in our balance sheets (such as inventory and accumulated deficit balances), and while not material to the balance sheets in the subsequent quarterly and annual periods, we recorded adjustments to inventory, tax accounts, accumulated deficit and accumulated other comprehensive income on the balance sheets for the year ended December 31, 2006 and the quarters ended March 31, 2006 and 2007, June 30, 2006 and 2007 and September 30, 2006 and 2007 such that the balances in those accounts would carry forward properly to the fourth quarter of 2007.

United States Securities &

Exchange Commission

January 16, 2009

Note 9. Related Party Transactions, page F-40

1.	We note from the disclosure in the last paragraph on page F-41 that the non-current receivable from WMTM Equipmameto de Gases Ltd. (“WMTM”) was originally due on January 31, 2007 but has been extended to January 31, 2010. We also note that as a result of the extension of the due date, past due balances on trade payable to MTM and historical operating results, the company has evaluated the collectability of the loan from WMTM and has impaired the loan by $1.0 million at December 31, 2007. We further note from the disclosures in the second paragraph on page F-42 that effective October 1, 2006, the company changed its method of accounting for sales to WMTM from the accrual basis to the cash basis as a result of WMTM’s financial difficulties.

Given WMTM’s uncertain financial condition and ability to satisfy it’s obligations due to the company, please explain in further detail the company’s basis or rationale for its conclusion that the remaining long-term receivable from WMTM of approximately $3.5 million is not impaired at December 31, 2007. Also, please explain the specific nature and timing of the changes in facts and circumstances that resulted in the recognition of additional impairment charges with respect to this long-term receivable during the nine months ended September 30, 2008.

Assuming a satisfactory response, please significantly expand your disclosures in future filings to explain the basis for your conclusions that the remaining amounts due from WMTM are not impaired.

Response:

The balance on the loan from WMTM was approximately $4.4 million at December 31, 2007. The Company’s determination of the extent to which we should impair that loan as of December 31, 2007 was based on guidance in Emerging Issues Task Force (“EITF”) 98-13, Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee (“EITF 98-13”) and Statement of Financial Accounting Standards (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS 114”).

As a result of accumulated losses which we recorded against our balance for the investment in WMTM, the Company’s investment balance in WMTM had been reduced to zero in the fourth quarter ended December 31, 2006. Since the fourth quarter of 2006,

United States Securities &

Exchange Commission

January 16, 2009

the Company has been recognizing its share of WMTM’s losses and recording them against the loan receivable as required by EITF 98-13. Through December 31, 2007, we had recorded $0.4 million against the loan receivable as a result of our share of WMTM’s losses. We recorded an additional $0.6 million as a reserve on the loan receivable in 2007 for an aggregate reserve against the loan receivable of $1.0 million based our impairment analysis using the liquidation value of WMTM as of December 31, 2007. The liquidation value was computed using a reasonable estimate of WMTM’s liquidation value based on our understanding of the underlying assets and the likely value of those assets in the local market. Fuel Systems is a 50% joint venture partner in WMTM and is thus entitled to 50% of the liquidated value of WMTM should it be dissolved. Based on the liquidation value of WMTM at December 31, 2007, we believed we would be able to recover $3.4 million of the loan receivable.

During 2008, WMTM continued to experience losses and our share of the losses of approximately $1.0 million in the nine months ended September 30, 2008 were recorded against the loan receivable as required by EITF 98-13. In June 2008, the Company and its joint venture partner in WMTM decided to close one of WMTM’s operations and transfer the manufacturing functions of that operation to other facilities. As a result of WMTM’s continued losses, the decrease in WMTM’s liquidation value and WMTM’s change in operations, the Company further increased the amount of its reserve against the loan receivable under SFAS 114 by $0.5 million during the nine months September 30, 2008, so that the cumulative impairment on the WMTM loan was $2.5 million as of September 30, 2008.

* * * * *

Fuel Systems acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you are welcome to contact me at (714) 656-1213 or Eva Davis of Kirkland & Ellis LLP, the Company’s outside legal counsel, at (213) 680-8508.

United States Securities &

Exchange Commission

January 16, 2009

Sincerely,

/s/ Bill E. Larkin
Bill E. Larkin
Chief Financial Officer

cc:	Eva H. Davis, Kirkland & Ellis LLP